

December 29, 2011

<u>Via E-mail</u>
Vincent Lok
Executive Vice President and Chief Financial Officer
Teekay Corporation
4th Floor Belvedere Building
69 Pitts Bay Road
HM 08, Bermuda

  Re: **Teekay Corporation**
     Form 20-F for Fiscal Year Ended December 31, 2010
     Filed April 14, 2011
     File No. 001-12874

Dear Mr. Lok:

   We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

   Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis</u>

<u>Results of Operations</u>

<u>Year Ended December 31, 2010 versus Year Ended December 31, 2009</u>

<u>Other Operating Results</u>

<u>Realized and Unrealized (Losses) Gains on Derivative Instruments, page 45</u>

1. We note that these amounts are material to the results of each period reported in this annual filing and the interim financial statements included in your 2011 Form 6-K's. Please include an analysis in sufficient detail in regard to the material variances in this line item between all comparable periods, as well as the basis for reported amounts material to the results of each period, particularly those pertaining to interest rate swap agreements. Please provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources

Cash Flows, page 58

3. Please include a comparative discussion of each component of cash flows (i.e., operating, financing, and investing) between the two earliest periods presented in the statements of cash flows. For example, there is no discussion of cash flows between 2009 and 2008.

Operating Cash Flows, page 58

4. Please quantify each factor indicated in terms of the cash effect upon your operating cash flows so that investors may understand the extent and relative impact of each.

5. Please discuss the reason for material changes in other operating assets and liabilities, particularly in regard to working capital balances, between the annual periods presented in the Form 20-F and interim periods presented in Form 6-Ks.

Critical Accounting Estimates

Vessel Lives and Impairment, page 61

6. From disclosure in the Form 20-F and Form 6-K reporting results for the nine months ended September 30, 2011, you state a number of factors that could affect, and in fact have affected, the value of your vessels. For example, you recorded losses on the sales of vessels and/or write downs of vessels during the nine months ended September 30, 2011 and in each of 2008, 2009 and 2010 that appear to be material to each respective period. From your disclosures and from industry information we understand that charter rates for crude tankers have significantly declined. You also disclose that certain of your credit facilities require maintenance of vessel market value to loan ratios. In view of the above, with the potential for significant fluctuation and/or decrease in the fair value of your vessels given the present conditions within the crude tanker industry, please expand your disclosure to describe your estimates and assumptions in greater detail that are used for analysis of vessel impairment and that also provides greater insight into possible variability of your estimates and assumptions. Your revised disclosure should address circumstances where the market value of vessels may have declined below their carrying values even though you may not have recorded any impairment of those vessels under your impairment accounting policy and the reason therefore. In addition, your revised disclosure should explain how you calculated the estimates, how accurate your estimates have been in the past, how assumptions have changed in the past and the extent to which the estimates are reasonably likely to change in the future. Please provide us with a copy of your intended revised disclosure.

7. In connection with the above comment, we believe you should include in your MD&A discussion a table listing your vessels and indicating whether the estimated market value of each is above or below its carrying value. For those vessels whose market value is below

carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. Please also consider denoting those vessels with contracts that have remaining terms of less than a year or are at spot rates. We believe these additional disclosures will provide investors with an indication of your vessels that are at potential risk for impairment and the estimated magnitude of the potential aggregate impairment should you sell or otherwise write down vessels and/or vessel equipment. Please provide us with a copy of the table you intend to disclose.

Valuation of Derivative Instruments, page 62

8. Please expand upon the significant factors and uncertainties in determining the estimated fair values of your derivative instruments and the material amounts reported in the statement of operations, and that cause reported amounts to vary materially. Identify the factors that are most sensitive to change or variability and why. Please provide us with a copy of your intended revised disclosure.

Notes to the Consolidated Financial Statements

Note 9. Operating and Direct Financing Leases

Charters-out, page F-20

9. In regard to the sentence "The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years," please tell us and disclose the factors that would cause the associated revenue amounts reported to differ from the minimum scheduled future revenues presented here and by what degree. Include discussion in "Critical Accounting Estimates" as appropriate.

Form 6-K Filed December 19, 2011

Management's Discussion and Analysis

Critical Accounting Estimates

Goodwill, page 38

10. You disclose that you do not believe there is a reasonable possibility that the goodwill attributable to your two remaining reporting units might be impaired within the next year. One of these reporting units is the shuttle tanker and FSO segment that serves the oil industry to which $130.9 million of goodwill is attributed at December 31, 2010. In view of the economic conditions impacting the oil industry and crude tankers, and the material amount of goodwill written off in the three months ended September 30, 2011 in regard to your conventional tanker segment that serves the oil industry, it appears that the goodwill attributed to the shuttle tanker and FSO segment may be at risk for impairment. In view of

this, please expand your disclosure to state the basis for your belief in regard to the shuttle tanker and FSO segment goodwill. In so doing, please disclose the percentage by which the fair value of the shuttle tanker and FSO segment exceeded its carrying value at the latest balance sheet date reported. In support of your belief, you should also provide a sensitivity analysis of the material assumptions used in your impairment assessment that (i) analyzes and quantifies the specific sensitivity to change of the critical accounting estimates or assumptions based on other outcomes (or revisions in management forecasts) that may be reasonably likely to occur and that would have a material effect upon impairment of goodwill attributed to this reporting unit and (ii) provides how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future. In this regard, your sensitivity analysis should consider detailing the impact of a specific change in assumptions in forecasting significant items used in your cash flow model as well as the impact of a specific variance in the discount rate on estimated cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief